SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number 000-28990

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant's Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached to this Report on Form 6-K are the press releases issued by the registrant on November 13, 2017.

In November 2017, Ringo Tsang, 52, was appointed as the Chief Operating Officer of Highway Holdings Limited (the “Company”). Mr. Tsang replaces Holger Will who passed away suddenly on October 29, 2017. Mr. Tsang joined the Company in March 2009 as a Production Engineer and was promoted to Chief Technology Officer in 2010. Since becoming Chief Technology Officer, Mr. Tsang has been in charge of the Company’s engineering department, its tool shop, its Computer Numerical Control (CNC) tooling system, and its automation and information technologies. Mr. Tsang has a Bachelor of Science degree in mechanical engineering, and a Masters degree in each of Business Administration, Information Systems, and Professional Accounting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: November 30, 2017	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer